111 South Wacker Drive

Suite 4100

Chicago, IL 60606

Telephone: 312-443-0700

Fax: 312-443-0336

www.lockelord.com

Thomas V. Bohac

Direct Telephone: 312-443-0337

Direct Fax: 312-896-6075

tom.bohac@lockelord.com

September 15, 2023

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Finance

100 F Street NE

Washington, D.C. 20549

Attn: Aisha Adegbuyi and Christian Windsor

Re:	Abacus Life, Inc. Registration Statement on Form S-1 Filed July 25, 2023 File No. 333-273411

Dear Aisha Adegbuyi and Christian Windsor:

On behalf of our client, Abacus Life, Inc. (the “Company” or “Abacus”), we are writing to submit the Company’s responses to your comment letter dated August 10, 2023.

The Company has filed via EDGAR Amendment No. 1 to its Registration Statement on Form S-1 (“Amendment No. 1”), reflecting the Company’s responses to the comments received by the Staff and other updated information. For ease of reference, each comment is printed below in bold, followed by the Company’s response. All page references in the responses set forth below refer to page numbers in Amendment No. 1. Capitalized terms used but not defined herein have the meanings set forth in Amendment No. 1.

September 15, 2023

Form S-1 filed July 25, 2023

Cover Page

1. We note your disclosure in the prospectus summary stating that “For so long as the Warrants remain ‘out-of-the money,’ we believe our Warrant Holders will be unlikely to … exercise their Warrants, resulting in little or no cash proceeds to us. We expect to use any net proceeds received from the exercise of the Warrants for general corporate purposes.” We also note your statement at the beginning of the Risk Factors section “Our business, financial condition, results of operations, or prospects could be materially and adversely affected if any of these risks occurs, and as a result, the market price of our Common Stock and Warrants could decline and you could lose all or part of your investment.” Please include a risk factor discussing this and provide similar disclosure in the MD&A and Use of Proceeds sections. Also, as applicable, describe the impact on your liquidity.

Response:

The Company has revised its risk factor, and disclosure on pages 30 and 34 of Amendment No. 1 to include the following language:

Our ability to obtain additional financing from exercise of the Warrants may be limited. There is no assurance that the holders of the Warrants will elect to exercise any of the Warrants, which could impact our liquidity position. Whether holders of Warrants will exercise their Warrants, and therefore the amount of cash proceeds we would receive upon exercise, is dependent upon the trading price of our Common Stock, which closed at $8.28 per share on September 13, 2023. Each Warrant will become exercisable for one share of Common Stock at an exercise price of $11.50. Therefore, when the trading price of the Common Stock is less than $11.50, we expect that holders of Warrants would not have the financial incentive to exercise their Warrants. We could receive up to an aggregate of approximately $300.7 million if all of the Warrants are exercised for cash, but we would only receive those proceeds if and when the holders of Warrants exercise the Warrants. The Warrants may not be or remain in the money during the period they are exercisable and prior to their expiration and, therefore, it is possible that the Warrants may not be exercised prior to their maturity on June 30, 2028, even if they are in the money, and as such, may expire worthless with minimal proceeds received by us, if any, from the exercise of Warrants. To the extent that any of the Warrants are exercised on a “cashless basis,” we will not receive any proceeds upon such exercise. As a result, we do not expect to rely on the cash exercise of Warrants to fund our operations.

September 15, 2023

Instead, we intend to rely on other sources of cash discussed elsewhere in this registration statement to continue to fund our operations. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources.”

2. We note the significant number of redemptions of your Class A common stock in connection with your business combination and that the shares being registered for resale will constitute a considerable percentage of your public float. If a considerable number of the shares being registered for resale were purchased by the selling securityholders for prices considerably below the current market price of the Class A common stock, please highlight the significant negative impact sales of shares on this registration statement could have on the public trading price of the Class A common stock.

Response:

The Company respectfully submits that the Cover Page contains a paragraph describing the risk in some detail. The Company has made changes to that paragraph to further highlight that risk (additions are shown in bold and italicized text, deletions appear as a line through the applicable text).

The Resale Securities represent a substantial percentage of the total outstanding shares of our Common Stock as of the date of this prospectus. The shares of Common Stock that the Selling Holders (including our officers and directors) can sell into the public markets pursuant to this prospectus is up to (a) 70,700,000 shares of Common Stock, constituting approximately 111% of our issued and outstanding shares of Common Stock and approximately 4,520% of our issued and outstanding shares of Common Stock held by non-affiliates (assuming, in each case, the exercise of all of our Warrants, the vesting and settlement of the outstanding restricted stock units). The sale of ~~all the~~ Resale Securities and ~~or~~ the perception that these sales could occur, including when applicable lock-ups end, could result in a significant decline in the public trading price of our securities. Even if the current trading price of our Common Stock is at or significantly below $10 per share, the price at which the units were issued in the Company Initial Public Offering (the “Company IPO”), certain of the Selling Holders, including East Sponsor, LLC (the “Sponsor”), may have an incentive to sell because they will still profit on sales due to the lower price at which they purchased their shares compared to the public securityholders. See the section of this prospectus entitled “Risk Factors—Risks Related to Being a Public Company—Future sales, or the perception of future sales, of a substantial number of shares of our Common Stock, by us or our stockholders in the public market may cause the price of our Common Stock and Warrants to decline.”

September 15, 2023

3. For each of the shares/warrants being registered for resale, disclose the price that the selling securityholders paid for such shares/warrants overlying such securities in the Prospectus Summary section, Plan of Distribution section, and where appropriate.

Response:

The Company has added a new section to the Prospectus Summary to address this comment immediately following the section entitled “THE OFFERING”:

“INFORMATION RELATED TO OFFERED SHARES

This prospectus relates to the offer and sale from time to time by the Selling Holders of up to 70,700,000 shares of our Common Stock, $0.0001 par value (“Common Stock”), consisting of:

(i)

8,625,000 shares of Common Stock issued to the Sponsor for an aggregate of $25,000 (equal to approximately $0.0029 per share), 10,000 of which were transferred to our independent directors at a valuation of $6.12 per share. These shares are subject to a lock-up agreement with the Sponsor until one year after the Business Combination or earlier, if the reported last sale price of the common stock equals or exceeds $12.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after the Business Combination.;

(ii)

(ii) up to 53,175,000 shares of Common Stock that were originally issued at closing of the Business Combination at an implied equity value of $10 per share, which are subject to a lock-up expiring 180 days after the closing of the Business Combination for 15% of the shares and 24 months after the closing of the Business Combination for the remaining 85% of the shares; and

(iii)

up to 7,120,000 shares of Common Stock (the “Warrant Shares”) issuable upon the exercise, at an exercise price of $11.50 per share, of the private placement warrants originally issued in connection with the Company IPO (the “Private Placement Warrants”). In addition, this prospectus relates to the offer and sale from time to time by the Selling Holders, or their permitted transferees, of up to 7,120,000 Private Placement Warrants, which were originally issued in connection with the Company IPO.

September 15, 2023

(iv)

up to 1,780,000 shares of Common Stock (the “Legacy Holder Warrant Shares”) issuable upon the exercise, at an exercise price of $11.50 per share, of the private placement warrants originally issued in connection with the Business Combination (the “Legacy Holder Warrants”). In addition, this prospectus relates to the offer and sale from time to time by the Selling Holders, or their permitted transferees, of up to 1,780,000 Private Placement Warrants, which issued in connection with the Business Combination.

The following table includes information related to the potential profit relating to the Resale Securities based on the price paid or deemed paid for those shares. The table is based on the Company’s internal records and is for illustrative purposes only and should not be relied upon beyond its illustrative nature. The table uses the closing price of the Company’s Common Stock on September 13, 2023 of $8.28 and the closing price of the Company’s Public Warrants on September 13, 2023 of $0.4050. The table illustrates that some Selling Holders may realize a positive rate of return on the sale of their Common Stock covered by this Prospectus even if the market price per share of Common Stock is below $10 per share, in which case the public shareholders may experience a negative rate of return on their investment.”

Securities	Per Share Purchase Price	Per Share Price as of September 13, 2023	Illustrative Profit/Loss Per Share
Common Stock Issued in the IPO	$0.0029	$8.28	$ 8.2771
Common Stock transferred to an Independent Director	$6.12	$8.28	$ 2.16
Common Stock Issued in the Business Combination	$10.00	$8.28	($ 1.72)
Private Placement Warrants	$0.00	$0.4050	$0.4050
Legacy Holder Warrants	$0.00	$0.4050	$0.4050

September 15, 2023

Prospectus Summary

Overview of Company, page 6

4. Revise your prospectus to disclose the price that each selling securityholder paid for the shares/warrants being registered for resale. Highlight any differences in the current trading price, the prices that the other selling securityholders acquired their shares and warrants, and the price that the public securityholders acquired their shares and warrants. Disclose whether the other selling securityholders may experience a positive rate of return based on the current trading price, and if so disclose that the public securityholders may not experience a similar rate of return on the securities they purchased due to differences in the purchase prices and the current trading price. Please also disclose the potential profit the selling securityholders will earn based on the current trading price. Lastly, please include appropriate risk factor disclosure.

Response:

Please see the Company’s response to Comment 3.

5. Please expand your discussion here to reflect the fact that this offering involves the potential sale of a substantial portion of shares for resale and discuss how such sales could impact the market price of the company’s common stock.

Response:

Please see the Company’s response to Comment 3.

Risk Factors, page 13

6. Include an additional risk factor highlighting the negative pressure potential sales of shares pursuant to this registration statement could have on the public trading price of the Class A common stock. To illustrate this risk, disclose the purchase price of the securities being registered for resale and the percentage that these shares currently represent of the total number of shares outstanding. Also disclose whether the current trading price is at or significantly below the SPAC IPO price, and if so, explain that the private investors have an incentive to sell because they will still profit on sales because of the lower price that they purchased their shares than the public investors.

Response:

The Company respectfully submits that it has included this risk on the Prospectus Cover Page with a cross-reference to “Risk Factors—Risks Related to Being a Public

September 15, 2023

Company—Future sales, or the perception of future sales, of a substantial number of shares of our Common Stock, by us or our stockholders in the public market may cause the price of our Common Stock and Warrants to decline.”

The Company has made changes to page 31 of Amendment No. 1 to enhance the risk factor in response to the Staff’s comment to include the following language (additions are shown in bold and italicized text, deletions appear as a line through the applicable text):

Future sales (including pursuant to this Prospectus), or the perception of future sales, of our Common Stock by us or our existing stockholders in the public market could cause the market price for our Common Stock to decline.

The sale of substantial amounts of shares of our Common Stock in the public market, or the perception that such sales could occur, could harm the prevailing market price of shares of our Common Stock. These sales, or the possibility that these sales may occur, also might make it more difficult for us to sell equity securities in the future at a time and at a price that we deem appropriate.

We have a total of 62,961,688 shares of Common Stock outstanding, consisting of (i) 53,175,000 shares of common stock issued to the holders of issued and outstanding limited liability company interests in LMA and Abacus Settlements prior to the closing of the Business Combination (“Company Members”) at an implied equity consideration value of $10.00 per share of Common Stock ~~(assuming that the Cash Consideration equals zero)~~, (ii) 1,161,688 shares of Common Stock held by the public shareholders, and (iii) 8,625,000 shares of Common Stock held by ~~the~~ Selling Holders acquired by the Sponsor in a private placement at the founding of the Company for an aggregate payment of $25,000 (equal to approximately $0.0029 per share), 10,000 of which were transferred to our independent directors at a valuation of $6.12 per share. These shares are subject to a lock-up agreement with the Sponsor until one year after the Business Combination or earlier, if the reported last sale price of the common stock equals or exceeds $12.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after the Business Combination.

In connection with the Business Combination, pursuant to the Company Support Agreement, the Company Members have agreed, subject to certain exceptions, not to transfer (i) 15% of the shares of the Company’s Common Stock received by such Company Member in connection with the closing until the date that is 180 days after

September 15, 2003

the Closing Date (x) the remaining 85% of the shares of the Company’s common stock received by such Company Member in connection with the closing until the date that is 24 months after the Closing Date.

Upon the expiration or waiver of the lock-ups described above, shares held by certain of our stockholders will be eligible for resale, subject to, in the case of certain stockholders, volume, manner of sale and other limitations under Rule 144. In addition, pursuant to the Registration Rights Agreement entered into by and among Abacus, the Sponsor, and the Company Members (the “Registration Rights Agreement”), certain stockholders will have the right, subject to certain conditions, to require us to register the sale of their shares of our Common Stock under the Securities Act. By exercising their registration rights and selling a large number of shares, these stockholders could cause the prevailing market price of our Common Stock to decline. ~~Following completion of the Business Combination, t~~ The shares covered by registration rights ~~would~~ represent approximately ~~86%~~ 98% of our outstanding common stock.

As restrictions on resale end or if these stockholders exercise their registration rights, the market price of shares of our Common Stock could drop significantly if the holders of these shares sell them or are perceived by the market as intending to sell them. These factors could also make it more difficult for us to raise additional funds through future offerings of our shares of common stock or other securities.

In addition, the shares of our Common Stock reserved for future issuance under our Incentive Plan will become eligible for sale in the public market once those shares are issued, subject to provisions relating to various vesting agreements, lock-up agreements and, in some cases, limitations on volume and manner of sale applicable to affiliates under Rule 144, as applicable. The number of shares to be reserved for future issuance under the Incentive Plan is 3,164,991 shares of our Common Stock. We expect to file one or more registration statements on Form S-8 under the Securities Act to register shares of our Common Stock or securities convertible into or exchangeable for shares of our Common Stock issued pursuant to our equity incentive plans. Any such Form S-8 registration statements will automatically become effective upon filing. Accordingly, shares registered under such registration statements will be available for sale in the open market. The initial registration statement on Form S-8 is expected to cover approximately 3,164,991 shares of our Common Stock.

September 15, 2023

The Company’s success is dependent upon..management, page 21

7. Revise this risk factor, as well as elsewhere in the document, to discuss the fact that many of the shares offered under this registration statement are shares owned by your key officers and directors.

Response:

The Company has added disclosure on pages 22 and 108 in response to this comment to include the following language (additions shown in bold and italicized text):

Page 22:

The Company’s success is dependent upon the services of its experienced management and talented employees. If the Company is unable to retain management and/or key employees, its ability to compete could be harmed.

The success of the Company is dependent upon the talents and efforts of highly skilled individuals employed by the Company and the Company’s ability to identify and willingness to provide acceptable compensation to attract, retain and motivate experienced management, talented investment professionals and other employees. Most of the shares registered for sale by the Registration Statement of which this Prospectus is a part are owned by our founders who are also key members of management of the Company.

There can be no assurance that the Company’s management and professionals will continue to be associated with the Company, and the failure to attract or retain such professionals could have a material adverse effect on the Company’s ability to execute on its business plan. Competition in the financial services industry for qualified management and employees is intense and there is no guarantee that, if lost, the talents of the Company’s professionals could be replaced.

Page 108:

Material Relationships with the Selling Holders

Most of the shares registered for sale by the Registration Statement of which this Prospectus is a part are owned by our founders who are also key members of management of the Company. For a description of our material relationships with the Selling Holders and their affiliates see the sections of this prospectus entitled ”Management” and “Executive and Director Compensation.”

… We may not be able to accurately or timely report our financial condition or results of operations, page 23

September 15, 2023

8. We note your statement on page 23 that you may not be able to timely file reports required by the Exchange Act. We also note that you did not timely file a Form 10-Q for the quarter ended March 31, 2023, and a Form 10-K for the quarter ended December 31, 2022. Update and revise your risk factor to state that you did not timely file the report and that you may not be able to file timely in the future. Make similar changes to the risk factor headed “Our management has limited experience..” on page 31.

Response:

The Company has added disclosure as provided below in response to this comment (additions shown in bold and italicized text):

We have identified material weaknesses in our internal control over financial reporting. And, prior to the Business Combination, we were not timely in filing our Form 10-K for the year ended December 31, 2022 and our Form 10-Q for the quarter ended March 31, 2023. If our remediation of the material weaknesses are not effective, or if we experience additional material weaknesses in the future or otherwise fail to maintain an effective system of internal controls in the future, we may not be able to accurately or timely report our financial condition or results of operations.

In connection with the audit of our financial statements for Abacus and LMA for the years ended December 31, 2022 and 2021, we identified the same material weakness in our internal control over financial reporting for both Abacus and LMA. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis. The material weaknesses for both entities related to members of executive management having access to post to the general ledger; members of finance having inappropriate information technology access to the general ledger; and journal entry users having the ability to post to the general ledger without formal review or approval. The material weaknesses did not result in a misstatement to our financial statements.

We are taking steps to remediate the material weaknesses and, as it related to executive management and information technology access to the general ledger, LMA and Abacus revoked the inappropriate privileges before 2022 year-end. We have also hired a new qualified accounting resource and are in the process of enhancing and formalizing our accounting, business operations and information technology policies, procedures and controls. We have engaged outside resources to enhance our business documentation process, provide company-wide training and to help with management’s self-assessment and testing of internal controls. We are implementing a new accounting system in 2023 that will require the appropriate

September 15, 2003

approval of journal entries in our accounting system and are currently working with outside advisors to ensure proper segregation of duties and put mitigating controls in place. However, we are still in the process of implementing these steps and cannot assure investors that these measures will significantly improve or remediate the material weaknesses described above.

In addition, prior to the Business Combination, the Company (then known as East Resources Acquisition Company), was not timely in filing its Form 10-K for the year ended December 31, 2022 and its Form 10-Q for the year ended March 31, 2023.

We may in the future discover additional material weaknesses in our system of internal financial and accounting controls and procedures that could result in a material misstatement of our financial statements. Our internal control over financial reporting will not prevent or detect all errors and all fraud. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the control system’s objectives will be met. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that misstatements due to error or fraud will not occur or that all control issues and instances of fraud will be detected.

Our management has limited experience in operating a public company.

Our executive officers have limited experience in the management of a publicly traded company. Our management team may not successfully or effectively manage its transition to a public company that will be subject to significant regulatory oversight and reporting obligations under federal securities laws. Their limited experience in dealing with the increasingly complex laws pertaining to public companies could be a disadvantage in that it is likely that an increasing amount of their time may be devoted to these activities which will result in less time being devoted to the management and growth of the Company. We may not have adequate personnel with the appropriate level of knowledge, experience and training in the accounting policies, practices or internal controls over financial reporting required of public companies in the United States. The development and implementation of the standards and controls necessary for the Company to achieve the level of accounting standards required of a public company in the United States may require costs greater than expected. It is possible that the Company will be required to expand its employee base and hire additional employees to support its operations as a public company which will increase its operating costs in future periods.

September 15, 2023

In addition, prior to the Business Combination, the Company (then known as East Resources Acquisition Company), was not timely in filing its Form 10-K for the year ended December 31, 2022 and its Form 10-Q for the year ended March 31, 2023.

Please contact me at (312) 662-5297 or Rob Evans at (212) 921-2728 with any questions or further comments regarding our responses to your comments.

Sincerely,

/s/ Thomas V. Bohac, Jr.

Thomas V. Bohac, Jr.

Locke Lord LLP

cc: Jay Jackson, Abacus Life, Inc.